U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                         For the Month of APRIL 2003


                                MFC BANCORP LTD.
             (Exact Name of Registrant as specified in its charter)

      FLOOR 21, MILLENNIUM TOWER, HANDELSKAI 94-96, A-1200, VIENNA, AUSTRIA
                              011 (43) 1 24025 102
              (Address and telephone number of Registrant's office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      [X]  Form 20-F          [ ]  Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                 ------

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                 ------

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           Yes             No    X
                               ------          ------

If "Yes" is marked, indicate below the file number assigned to the Registrant in
connection  with  Rule  12g3-2(b):  82-                .
                                       ----------------

                                                               [Graphic omited]
                                                                MFC BANCORP LTD.

                                                                 NEWS RELEASE


FOR  RELEASE  APRIL  14,  2003  AT  7:30AM  EST
-----------------------------------------------


Contact:     Allen  &  Caron  Inc.             Rene  Randall
             Joseph  Allen  (investors)        (604)  683-8286
             (212)  691-8087                   rrandall@bmgmt.com
             joe@allencaron.com

                     or

             Kari Rinkeviczie (media)
             (616)  647-0780
             kari@allencaron.com



             MFC BANCORP LTD. REPORTS INCREASED 2002 FOURTH QUARTER
                              AND YEAR END RESULTS

NEW YORK, NY, (April 14, 2003) - - - MFC Bancorp Ltd. (Nasdaq: MXBIF and Frankfurt Stock Exchange: MFC GR), reported today its financial results for the year ended December 31, 2002. All figures are in U.S. dollars.

Revenues for the fourth quarter 2002 increased to $78.9 million, compared to $56.4 million in the fourth quarter of 2001. Net income for the fourth quarter 2002 increased to $18.2 million, or $1.32 per share on a diluted basis, compared with $12.5 million, or $0.88 per share on a diluted basis in the same quarter last year.

For the year ended December 31, 2002, revenues increased to $180.0 million compared with $134.5 million in the previous year. Net income for 2002 was $32.1 million, or $2.35 per share on a diluted basis, compared with $28.4 million, or $2.10 per share on a diluted basis in the prior year.

Michael Smith, President of MFC Bancorp Ltd., commented: "The fourth quarter and year end results were in line with our expectations of our historical return of over 20% on capital.


                              -  MORE  -

MFC  BANCORP  LTD.  REPORTS  INCREASED  2002 FOURTH QUARTER AND YEAR
END RESULTS
Page  -2-


Earnings per share during the current period was affected to a degree by an increase in the number of fully diluted shares outstanding on a quarter to quarter comparison and currency fluctuations.


ABOUT  MFC  BANCORP

MFC Bancorp Ltd. owns companies that operate in the financial services industry, specializing in merchant banking internationally. To obtain further information on the Company, please visit our web site at http://www.mfcbancorp.com.


Certain statements included herein are "forward-looking statements'" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.



                            -FINANCIAL TABLES FOLLOW-

MFC  BANCORP  LTD.  REPORTS  INCREASED  2002 FOURTH QUARTER AND YEAR
END RESULTS
Page  -3-


                                 MFC BANCORP LTD.
                          CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2002 AND 2001
                                    (Audited)
                     (amounts in U.S. dollars; in thousands)


                                            2002        2001
                                          --------    --------
ASSETS

Cash and cash equivalents                 $ 64,835    $ 48,453
Securities                                  39,661      47,598
Loans                                       49,303      43,788
Receivables                                 34,157      27,861
Due from investment dealers                      0         310
Commodity investments and inventory          8,338       3,420
Properties held for development and sale    46,188      14,115
Resource property                           23,263      23,516
Goodwill                                    10,390      17,623
Equity method investments                    5,012      19,401
Prepaid and other                            1,565       1,711
                                          --------    --------
                                          $282,712    $247,796
                                          ========    ========

LIABILITIES

Accounts payable and accrued expenses     $ 29,931    $ 26,152
Debt                                        43,554      61,535
Future income tax liability                    163       3,358
Deposits                                    24,815         329
                                          --------    --------
                                            98,463      91,374

Minority interests                           3,641       1,960

SHAREHOLDERS' EQUITY

Common stock                                44,485      48,143
Cumulative translation adjustment           11,859       2,795
Retained earnings                          124,264     103,524
                                          --------    --------
                                           180,608     154,462
                                          --------    --------

                                          $282,712    $247,796
                                          ========    ========


                                    -  MORE -

MFC  BANCORP  LTD.  REPORTS  INCREASED  2002 FOURTH QUARTER AND YEAR
END RESULTS
Page  -4-


                                MFC BANCORP LTD.
                        CONSOLIDATED STATEMENTS OF INCOME
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
                                    (Audited)
          (amounts in U.S. dollars; in thousand, except per share data)




                                               2002          2001
                                             --------      --------
Financial services revenue                   $180,006      $134,526

Expenses
     Financial services                       111,290        89,835
     General and administrative                22,637        13,684
     Impairment of goodwill                    10,203             -
     Interest                                   6,010         3,371
                                             --------      --------
        Total expenses                        150,140       106,890
                                             --------      --------

Income before income taxes                     29,866        27,636
Income taxes recovery                           2,214           485
                                             --------      --------

                                               32,080        28,121
Minority interests                                 49           316
                                             --------      --------

Net income                                   $ 32,129      $ 28,437
                                             ========      ========

Earnings per share
     Basic                                   $   2.48      $   2.25

     Diluted                                 $   2.35      $   2.10

Weighted average shares outstanding (000's)
     Basic                                     12,931        12,622

     Diluted                                   14,170        14,002






                                     # # # #

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Registrant    MFC  BANCORP  LTD.
           -------------------------------------

By            /s/  Michael  J.  Smith
           -------------------------------------
           Michael  J.  Smith, President

Date          April 14, 2003
           -------------------------------------